8 X 8, INC.

3,508,772 Shares

Warrant for 1,403,509 Shares

Common Stock

($0.001 Par Value)

<u>PLACEMENT AGENCY AGREEMENT</u>

September 29, 2004

A.G. Edwards & Sons, Inc.
Griffin Securities, Inc.
as Placement Agents

c/o A.G. Edwards & Sons, Inc.
One North Jefferson Avenue
St. Louis, Missouri 63103

The undersigned, 8x8, Inc., a Delaware corporation (the "Company"), hereby confirms its agreement with you as follows:

1.   **Description of Securities**. The Company proposes to issue and sell to certain investors (collectively, the "Investors") (i) 3,508,772 shares (the "Shares") of its Common Stock, par value $0.001 per share (the "Common Stock"), and (ii) warrants to purchase up to 1,403,509 shares of Common Stock (the "Investor Warrants," the Common Stock underlying the Investor Warrants, the "Investor Warrant Shares;" the Shares, the Investor Warrants and the Investor Warrant Shares collectively, the "Securities") as may be adjusted as provided in the Investor Warrants, in a public offering under its registration statement (Registration No. 333-114133) on Form S-3. The Company desires to engage A.G. Edwards & Sons, Inc. and Griffin Securities, Inc. (together, "Placement Agents") as its placement agents in connection with such issuance and sale. The Securities are more fully described in the Prospectus hereinafter defined.

2.   **Agreement to Act as Placement Agents; Delivery and Payment**. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Placement Agents agree to act as the Company's exclusive placement agent to assist the Company, on a best efforts basis, in connection with the proposed issuance and sale by the Company of the Securities to the Investors. The Company expressly acknowledges and agrees that this Agreement does not in any way constitute a commitment by the Placement Agents to purchase any of the Securities and does not ensure successful placement of the Securities or any portion thereof. In accordance with the terms of that certain Engagement

Letter, dated April 16, 2004, between the Company and A.G. Edwards & Sons, Inc., and that certain Engagement Letter, dated April 16, 2004, between the Company and Griffin Securities, Inc. (together, the "Engagement Letters"), concurrently with the Closing (as defined below) the Company shall (i) pay to the Placement Agents an amount equal to 6% of the gross purchase price of the Shares (the "Placement Fee"), which payment shall be effected as set forth in the paragraph immediately following this paragraph, and (ii) issue to the Placement Agents warrants in the form attached as Schedule I to purchase that number of shares of Common Stock which is equal to 5% of the aggregate number of Shares sold to the Investors plus the Investor Warrant Shares (the "Warrants"). Concurrently with the issuance of the Warrants, the Company shall execute and deliver a Registration Rights Agreement in substantially the form attached as Schedule II to the Placement Agents for their respective signatures. The allocation of the Placement Fee and the Warrants among the Placement Agents is contained in the Agreement Among Placement Agents dated as of September 29, 2004.

Upon satisfaction of the conditions set forth in **Section 5** hereof, the closing of the sale and issuance of the Shares and the Investor Warrants (the "Closing") shall occur at the offices of Shulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, or at such other place as may be agreed upon between you and the Company (the "Place of Closing"), at 10:00 a.m., New York City Time, on September 30, 2004, or at such other time and date as you and the Company may agree, such time and date of payment and delivery being herein called the "Closing Date." The delivery of the Shares and the Investor Warrants shall be made to the respective accounts of the Investors against payment by the Investors of the purchase price thereof (the "Requisite Funds") to the Placement Agents on behalf of the Company by Federal Funds wire transfer payable in same day funds. The Placement Agents shall then immediately transfer the Requisite Funds, less the Placement Fee and any expenses of the Placement Agents for which the Company is obligated to reimburse, to the Company by Federal Funds wire transfer payable in same day funds.

The delivery of the Shares to the Investors shall be made, at the option of A.G. Edwards & Sons, Inc., either through the facilities of The Depository Trust Company (the "DTC") or by certificated securities. If A.G. Edwards & Sons, Inc. elects to deliver the Shares through the facilities of DTC, upon receipt of notice from A.G. Edwards & Sons, Inc. the Company shall direct Computershare Trust Company, Inc., as the Company's registrar and transfer agent, to register the Shares to the account of A.G. Edwards & Sons, Inc. at least one full business day prior to the Closing Date for transfer to the respective accounts of the Investors on the Closing Date. If A.G. Edwards & Sons, Inc. elects to deliver certificated securities, the Company will deliver definitive certificates for the Shares at the office of A.G. Edwards & Sons, Inc., 77 Water Street, New York, New York ("Edwards' Office"), or such other place as you and the Company may mutually agree upon. The certificates for the Shares to be delivered will be made available to you for inspection at Edwards' Office (or such other place as you and the Company may mutually agree upon) at least one full business day prior to the Closing Date and will be registered in such names and denominations as you may request at least forty-eight hours prior to the Closing Date.

The Company shall deliver the Investor Warrants as provided in the Securities Purchase Agreement, dated of even date herewith, by and among the Company, and the investor listed on Schedule I attached thereto.

At the Closing, the Company shall issue the Warrants and deliver the same to A.G. Edwards & Sons, Inc. for delivery to the Placement Agents as allocated between them in accordance with instructions provided to the Company by A.G. Edwards & Sons, Inc. at least one full business day prior to the Closing Date.

Within five (5) business days after the receipt by the Company from an Investor of both a valid notice of exercise of any Investor Warrants and the payment in cash of the aggregate exercise price for the Investor Warrants being exercised, the Company shall pay to the Placement Agents an amount equal to 6% of such aggregate exercise price of the Investor Warrants that are so exercised by any such Investor (the "Deferred Placement Fee"), by wire transfer to such account or accounts as the Placement Agents shall direct the Company in writing.

It is understood that the Company proposes to offer the Securities to the Investors upon the terms and conditions set forth in the Prospectus (as defined below).

3.   **Representations, Warranties and Agreements of the Company**.

(a)   The Company represents and warrants to and agrees with the Placement Agents that:

(i)   The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement (Registration No. 333-114133) on Form S-3 for the registration of equity securities of the Company, including the Securities, which has been prepared by the Company pursuant to and in conformity with the requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the rules and regulations thereunder (the "1933 Act Rules and Regulations") of the SEC. Such registration statement has been declared effective by the SEC. The Company meets the requirements for use of Form S-3 under the 1933 Act. Copies of such registration statement, including any amendments thereto, each related preliminary prospectus (meeting the requirements of Rule 430 or 430A of the 1933 Act Rules and Regulations) contained therein, and the exhibits, financial statements and schedules thereto have heretofore been delivered by the Company to you. A final prospectus containing information permitted to be omitted at the time of effectiveness by Rule 430A of the 1933 Act Rules and Regulations will be filed promptly by the Company with the SEC in accordance with Rule 424(b) of the 1933 Act Rules and Regulations. The term "Registration Statement" as used herein means the registration statement as amended at the time it became effective under the 1933 Act (the "Effective Date"), including financial statements and all exhibits and all documents incorporated by reference therein pursuant to Item 12 of Form S-3 under the 1933 Act and, if applicable, the information deemed to be included by Rule 430A of the 1933 Act

Rules and Regulations. If an abbreviated registration statement is prepared and filed with the SEC in accordance with Rule 462(b) under the 1933 Act (an "Abbreviated Registration Statement"), the term "Registration Statement" as used in this Agreement includes the Abbreviated Registration Statement. The term "Prospectus" as used herein means the prospectus constituting a part of the Registration Statement and included in the Registration Statement at the Effective Date, as supplemented by each prospectus supplement relating to the offering of the Securities, including any such prospectus supplement filed pursuant to Rule 424(b) of the 1933 Act Rules and Regulations (the "Prospectus Supplement") and including any information and documents included therein from time to time by reference pursuant to Item 12 of Form S-3 under the 1933 Act. The term "Preliminary Prospectus" as used herein shall mean a preliminary prospectus as contemplated by Rule 430 or 430A of the 1933 Act Rules and Regulations included at any time in the Registration Statement, including any such preliminary prospectus supplement relating to the Securities filed by the Company pursuant to the 1933 Act containing a "subject to completion" legend as described in paragraph 10 of Item 501 of Regulation S-K of the 1933 Act Rules and Regulations. For purposes of this Agreement, the words "amend," "amendment," "amended," "supplement" or "supplemented" with respect to the Registration Statement or the Prospectus shall mean amendments or supplements to the Registration Statement or the Prospectus, as the case may be; as well as documents filed after the date of this Agreement and prior to the completion of the distribution of the Securities and incorporated by reference therein as described above.

(ii)   Neither the SEC nor any state or other jurisdiction or other regulatory body has issued, and neither is, to the knowledge of the Company, threatening to issue, any stop order under the 1933 Act or other order suspending the effectiveness of the Registration Statement (as amended or supplemented) or preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending the qualification or registration of the Securities for offering or sale in any jurisdiction nor instituted or, to the knowledge of the Company, threatened to institute proceedings for any such purpose. Each Preliminary Prospectus at its date of issue, the Registration Statement and the Prospectus and any amendments or supplements thereto contain or will contain, as the case may be, all statements which are required to be stated therein by, and in all material respects conform or will conform, as the case may be, to the requirements of, the 1933 Act and the 1933 Act Rules and Regulations. Neither the Registration Statement nor any amendment thereto, as of the applicable effective date, contains or will contain, as the case may be, any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, and neither any Preliminary Prospectus, the Prospectus nor any supplement thereto contains or will contain, as the case may be, any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty as to information contained in or omitted from the Prospectus in reliance upon, and in conformity with, written information relating to the Placement Agents furnished to the Company by the Placement Agents expressly for use in the preparation thereof (as provided in **Section 12** hereof). There is no contract or document required to be described in the Registration Statement or Prospectus or to be filed as an exhibit to the Registration Statement which is not described or filed as required. The documents incorporated by reference in the Prospectus pursuant to Item 12 of Form S-3 under the 1933 Act, at the time they were filed with the SEC, complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations adopted by the SEC thereunder (the "1934 Act Rules and Regulations"). Any future documents incorporated by reference so filed, when they are filed, will comply in all material respects with the requirements of the 1934 Act and the 1934 Act Rules and Regulations; no such incorporated document contained or will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and, when read together and with the other information in the Prospectus, at the time the Registration Statement became effective and at the Closing Date, each such incorporated document did not or will not, as the case may be, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The members of the Company's Audit Committee fulfill the independence requirements under the rules of Nasdaq.

(iii)   This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and by general principles of equity (the "Exceptions").

(iv)   The Company and its subsidiaries have been duly organized and are validly existing as corporations in good standing under the laws of the states or other jurisdictions in which they are incorporated, with full power and authority (corporate and other) to own, lease and operate their properties and conduct their businesses as described in the Prospectus and, with respect to the Company, to execute and deliver, and perform the Company's obligations under, this Agreement; the Company and its subsidiaries are duly qualified to do business as foreign corporations in good standing in each state or other jurisdiction in which their ownership or leasing of property or conduct of business legally requires such qualification, except where the failure to be so qualified, individually or in the aggregate, would not have a Material Adverse Effect. The term "Material Adverse Effect" as used herein means any current or prospective material adverse effect on the financial condition, net worth, business, affairs, management, results of operations or cash flow of the Company and its subsidiaries, taken as a whole.

(v)   Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree. Other than as set forth in the Prospectus and, since the respective dates as of which information is given in the Prospectus, there has not been any change in the capital stock or long-term debt of the Company or any of its subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, stockholders' equity or results of operations of the Company and its subsidiaries taken as a whole, otherwise than as set forth in the Prospectus.

(vi)   The issuance and sale of the Securities and the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions herein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any of its subsidiaries under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the properties or assets of the Company or any of its subsidiaries is subject, except to such extent as, individually or in the aggregate, does not have, or would not reasonably be expected to have, a Material Adverse Effect, nor will such action result in any violation of the provisions of the Company's certificate of incorporation or bylaws or any statute, rule, regulation or other law, or any order or judgment, of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties; and no consent, approval, authorization, order, registration or qualification of or with any such court or governmental agency or body is required for the execution, delivery and performance of this Agreement, the issuance and sale of the Securities or the consummation of the transactions contemplated hereby, except such as have been, or will be prior to the Closing Date, obtained under the 1933 Act or as may be required by the National Association of Securities Dealers, Inc. (the "NASD") and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or blue sky laws in connection with the purchase of the Securities by the Investors.

(vii)   The Company has duly and validly authorized capital stock as set forth in the Prospectus; all outstanding shares of Common Stock of the Company and the Securities conform, or when issued will conform, to the description thereof in the Prospectus and have been, or, when issued and paid for in the manner described herein will be, duly authorized, validly issued, fully paid and non-assessable; and the issuance of the Securities to be purchased from the Company hereunder is not subject to preemptive or other similar rights, or any restriction upon the voting or transfer thereof pursuant to applicable law or the Company's certificate of incorporation, by-laws or governing documents or any agreement to which the Company or any of its subsidiaries is a party or by which any of them may be bound. All corporate action required to be taken by the Company for the authorization, issuance and sale of the Securities has been duly and validly taken. Except as disclosed in the Prospectus, there are no outstanding subscriptions, rights, warrants, options, calls, convertible securities, commitments of sale or rights related to or entitling any person to purchase or otherwise to acquire any shares of, or any security convertible into or exchangeable or exercisable for, the capital stock of, or other ownership interest in, the Company. The outstanding shares of capital stock of the Company's subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company free and clear of any mortgage, pledge, lien, encumbrance, charge or adverse claim and are not the subject of any agreement or understanding with any person and were not issued in violation of any preemptive or similar rights; and there are no outstanding subscriptions, rights, warrants, options, calls, convertible securities, commitments of sale or instruments related to or entitling any person to purchase or otherwise acquire any shares of, or any security convertible into or exchangeable or exercisable for, the capital stock of, or other ownership interest in any of the subsidiaries.

(viii)   The statements set forth in the Prospectus describing the Securities and this Agreement, insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair in all material respects.

(ix)   Each of the Company and its subsidiaries is in possession of and is operating in compliance with all franchises, grants, authorizations, licenses, certificates, permits, easements, consents, orders and approvals ("Permits") from all state, federal, foreign and other regulatory authorities, and has satisfied the requirements imposed by regulatory bodies, administrative agencies or other governmental bodies, agencies or officials, including the Federal Communications Commission and state public utilities commissions, that are required for the Company and its subsidiaries lawfully to own, lease and operate their properties and conduct their businesses as described in the Prospectus, and, each of the Company and its subsidiaries is conducting its business in compliance with all of the laws, rules and regulations of each jurisdiction in which it conducts its business, in each case with such exceptions, individually or in the aggregate, as would not have a Material Adverse Effect; each of the Company and its subsidiaries has filed all notices, reports, documents or other information ("Notices") required to be filed under applicable laws, rules and regulations, in each case, with such exceptions, individually or in the aggregate, as would not have a Material Adverse Effect; and, except as otherwise specifically described in the Prospectus, neither the Company nor any of its subsidiaries has received any notification from any court or governmental body, authority or agency, relating to the revocation or modification of any such Permit or, to the effect that any additional authorization, approval, order, consent, license, certificate, permit, registration or qualification ("Approvals") from such regulatory authority is needed to be obtained by any of them, in any case where it could be reasonably expected that obtaining such Approvals or the failure to obtain such Approvals, individually or in the aggregate, would have a Material Adverse Effect.

(x)   The Company and its subsidiaries have filed all necessary federal, state and foreign income, franchise, and excise tax returns and paid all taxes shown as due thereon; all such tax returns are complete and correct in all material respects; all tax liabilities are adequately provided for on the books of the Company and its subsidiaries except to such extent as would not have a Material Adverse Effect; the Company and its subsidiaries have made all necessary payroll tax payments and are current and up-to-date; and the Company and its subsidiaries have no knowledge of any tax proceeding or action pending or threatened against the Company or its subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(xi)   Except as described in the Prospectus, (A) the Company and its subsidiaries own or possess sufficient rights and licenses with respect to all patents, copyrights, trademarks, service marks, trade names and other intellectual property of the Company or any other person or entity necessary to conduct the business now operated by them, and (B) neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent licenses, copyrights, trademarks, service marks, trade names or other intellectual property rights which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

(xii)   The Company and its subsidiaries do not own any real property. The Company and its subsidiaries have good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances, restrictions and defects except such as are described in the Prospectus or do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property; and any property held under lease or sublease by the Company or any of its subsidiaries is held under valid, subsisting and enforceable leases or subleases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and neither the Company nor any of its subsidiaries has any notice or knowledge of any material claim of any sort which has been, or may be, asserted by anyone adverse to the Company's or any of its subsidiaries rights as lessee or sublessee under any lease or sublease described above, or affecting or questioning the Company's or any of its subsidiaries' rights to the continued possession of the leased or subleased premises under any such lease or sublease in conflict with the terms thereof.

(xiii)   Except as described in the Prospectus, there is no factual basis for any action, suit or other proceeding involving the Company or any of its subsidiaries or any of their material assets for any failure of the Company or any of its subsidiaries, or any predecessor thereof, to comply with any requirements of federal, state or local regulation relating to air, water, solid waste management, hazardous or toxic substances, or the protection of health or the environment. Except as described in the Prospectus, none of the property owned or leased by the Company or any of its subsidiaries is, to the best knowledge of the Company, contaminated with any waste or hazardous substances, and neither the Company nor any of its subsidiaries may be deemed an "owner or operator" of a "facility" or "vessel" which owns, possesses, transports, generates or disposes of a "hazardous substance" as those terms are defined in §9601 of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq.

(xiv) No labor disturbance exists with the employees of the Company or any of its subsidiaries or is imminent which, individually or in the aggregate, would have a Material Adverse Effect. None of the employees of the Company or any of its subsidiaries is represented by a union and, to the best knowledge of the Company and its subsidiaries, no union organizing activities are taking place. Neither the Company nor any of its subsidiaries has violated any federal, state or local law or foreign law relating to discrimination in hiring, promotion or pay of employees, nor any applicable wage or hour laws, or the rules and regulations thereunder, or analogous foreign laws and regulations, which might, individually or in the aggregate, result in a Material Adverse Effect.

(xv) The Company and its subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Company and its subsidiaries would have any liability; the Company and its subsidiaries have not incurred and do not expect to incur liability under (A) Title IV of ERISA with respect to termination of, or withdrawal from, any pension plan or (B) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each pension plan for which the Company or any of its subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects, and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(xvi) The Company and its subsidiaries maintain insurance of the types and in the amounts generally deemed adequate for its business, including, but not limited to, directors' and officers' insurance, insurance covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect. Neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it and its subsidiaries will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(xvii)   Neither the Company nor any of its subsidiaries is, or with the giving of notice or lapse of time or both would be, in default or violation with respect to its certificate of incorporation or by-laws. Neither the Company nor any of its subsidiaries is, or with the giving of notice or lapse of time or both would be, in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the properties or assets of the Company or any of its subsidiaries is subject, or in violation of any statutes, laws, ordinances or governmental rules or regulations or any orders or decrees to which it is subject, including, without limitation, Section 13 of the 1934 Act, which default or violation, individually or in the aggregate, would have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has, at any time during the past five years, (A) made any unlawful contributions to any candidate for any political office, or failed fully to disclose any contribution in violation of law, or (B) made any payment to any state, federal or foreign government official, or other person charged with similar public or quasi-public duty (other than payment required or permitted by applicable law).

(xviii) Other than as set forth in the Prospectus, there are no legal or governmental proceedings pending or, to the Company's knowledge, threatened, to which the Company or any of its subsidiaries is or would become a party or of which any property of the Company or any of its subsidiaries is or would be subject that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect or which would materially and adversely affect the consummation of the transactions contemplated hereby or which is required to be disclosed in the Prospectus.

(xix)   The Company is not and, after giving effect to the offering and sale of the Securities, will not be a "holding company," or a "subsidiary company" of a "holding company," or an "affiliate" of a "holding company" or of a "subsidiary company," as such terms are defined in the Public Utility Holding Company Act of 1935, as amended (the "1935 Act").

(xx)   The Company is not and, after giving effect to the offering and sale of the Securities, will not be an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended (the "1940 Act").

(xxi)   Pricewaterhouse Coopers LLP, the accounting firm which has certified the audited financial statements for the year ended March 31, 2004 filed with or incorporated by reference in and as a part of the Registration Statement, is an independent public accounting firm within the meaning of the 1933 Act and the 1933 Act Rules and Regulations.

(xxii) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company's Chief Executive Officer and its Chief Financial Officer by others within those entities, and such disclosure controls and procedures are effective to perform the functions for which they were established; the Company's auditors and the Audit Committee of the Board of Directors have been advised of: (i) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data; and (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company's internal controls; any material weaknesses in internal controls have been identified for the Company's auditors; since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses; the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and any related rules and regulations promulgated by the Commission, and the statements contained in any such certification are complete and correct; and the Company is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act that are effective.   The consolidated financial statements and schedules of the Company, including the notes thereto, filed with (or incorporated by reference) and as a part of the Registration Statement or Prospectus, are accurate in all material respects and present fairly the financial condition of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations and changes in financial position and consolidated statements of cash flow for the respective periods covered thereby, all in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved except as otherwise disclosed therein.   All adjustments necessary for a fair presentation of results for such periods have been made.   The selected financial data included or incorporated by reference in the Registration Statement and Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements.   Any operating or other statistical data included or incorporated by reference in the Registration Statement and Prospectus comply in all material respects with the 1933 Act and the 1933 Act Rules and Regulations and present fairly the information shown therein.

(xxiii) Except as disclosed in the Prospectus, no holder of any security of the Company has any right to require registration of shares of Common Stock or any other security of the Company because of the filing of the Registration Statement or the consummation of the transactions contemplated hereby. Except as disclosed in the Prospectus, no person has the right to require registration under the 1933 Act of any shares of Common Stock or other securities of the Company, each such holder or other person has waived his, her or its right to require such registration in connection with the Registration Statement. No person, other than each of the Placement Agents, has the right, contractual or otherwise, to cause the Company to permit such person to underwrite the sale of any of the Securities. Except for this Agreement, the Engagement Letter, and the letter agreement between the Company and Griffin Securities, Inc. dated April 16, 2004, there are no contracts, agreements or understandings between the Company or any of its subsidiaries and any person that would give rise to a valid claim against the Company, its subsidiaries or the Placement Agents for a brokerage commission, finder's fee or like payment in connection with the issuance, purchase and sale of the Securities.

(xxiv) The Company has not distributed and, prior to the later to occur of (A) the Closing Date and (B) completion of the distribution of the Securities, will not distribute any offering material in connection with the offering and sale of the Securities other than the Registration Statement, the Preliminary Prospectus, the Prospectus or documents incorporated therein by reference.

(xxv) The Company has not taken and will not take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in stabilization or manipulation of the price of the Company's Common Stock, and the Company is not aware of any such action taken or to be taken by affiliates of the Company.

(b)   Any certificate signed by any officer of the Company and delivered to you or to counsel for the Placement Agents shall be deemed a representation and warranty by the Company to the Placement Agents as to the matters covered thereby.

4.   **Additional Covenants**. The Company covenants and agrees with the Placement Agents that:

(a)   The Company will timely transmit copies of the Prospectus, and any amendments or supplements thereto, to the SEC for filing pursuant to Rule 424(b) of the 1933 Act Rules and Regulations.

(b)   The Company has furnished or will deliver to the Placement Agents and counsel for the Placement Agents, without charge, conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and conformed copies of all consents and certificates of experts. The copies of the Registration Statement and each amendment thereto furnished to the Placement Agents will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T or by Rule 424(b) of the 1933 Rules and Regulations. The Company will promptly notify the Placement Agents of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus or preliminary prospectus supplement or of the initiation or threatening of any proceedings for any of such purposes. The Company will use its best efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

(c)   The Company will not file any amendment or supplement to the Registration Statement, the Prospectus (or any other prospectus relating to the Securities filed pursuant to Rule 424(b) of the 1933 Act Rules and Regulations that differs from the Prospectus as filed pursuant to such Rule 424(b)) and will not file any document under the 1934 Act before the termination of the offering of the Securities by the Company if the document would be deemed to be incorporated by reference into the Registration Statement or the Prospectus, of which the Placement Agents shall not previously have been advised and furnished with a copy or to which the Placement Agents shall have reasonably objected or which is not in compliance with the 1933 Act Rules and Regulations; and the Company will promptly notify you after it shall have received notice thereof of the time when any amendment to the Registration Statement becomes effective or when any supplement to the Prospectus has been filed.

(d)   During the period when a prospectus relating to any of the Securities is required to be delivered under the 1933 Act by any Placement Agents or dealer, the Company will comply, at its own expense, with all requirements imposed by the 1933 Act and the 1933 Act Rules and Regulations, as now and hereafter amended, and by the rules and regulations of the SEC thereunder, as from time to time in force, so far as necessary to permit the continuance of sales of or dealing in the Securities during such period in accordance with the provisions hereof and as contemplated by the Prospectus.

(e)   If, during the period when a prospectus relating to any of the Securities is required to be delivered under the 1933 Act by any Placement Agents or dealer, (i) any event relating to or affecting the Company or of which the Company shall be advised in writing by the Placement Agents shall occur as a result of which, in the opinion of the Company or the Placement Agents, the Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it shall be necessary to amend or supplement the Registration Statement or the Prospectus to comply with the 1933 Act, the 1933 Act Rules and Regulations, the 1934 Act or the 1934 Act Rules and Regulations, the Company will forthwith at its expense prepare and file with the SEC, and furnish to the Placement Agents a reasonable number of copies of, such amendment or supplement or other filing that will correct such statement or omission or effect such compliance.

(f)   During the period when a prospectus relating to any of the Securities is required to be delivered under the 1933 Act by any Placement Agents or dealer, the Company will furnish such proper information as may be lawfully required and otherwise cooperate in qualifying the Securities for offer and sale under the securities or blue sky laws of such jurisdictions as the Placement Agents may reasonably designate and will file and make in each year such statements or reports as are or may be reasonably required by the laws of such jurisdictions; *provided, however*, that the Company shall not be required to qualify as a foreign corporation or shall be required to qualify as a dealer in securities or to file a general consent to service of process under the laws of any jurisdiction.

(g)   In accordance with Section 11(a) of the 1933 Act and Rule 158 of the 1933 Act Rules and Regulations, the Company will make generally available to its security holders and to holders of the Securities, as soon as practicable, an earning statement (which need not be audited) in reasonable detail covering the 12 months beginning not later than the first day of the month next succeeding the month in which occurred the effective date (within the meaning of Rule 158) of the Registration Statement.

(h)   During the period when a prospectus relating to any of the Securities is required to be delivered under the 1933 Act by any Placement Agents or dealer, the Company will file promptly all documents required to be filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act. The Company will furnish to its security holders annual reports containing financial statements audited by independent public accountants and quarterly reports containing financial statements and financial information which may be unaudited.

(i)   During the period beginning from the date of this Agreement and continuing to and including the date that is 30 days after the Closing Date, the Company will not, without the prior written consent of the Placement Agents, offer for sale, sell or enter into any agreement to sell, or otherwise dispose of, any equity securities of the Company, except for the Securities; provided, however, that the Company may issue, or grant options to purchase, shares of Common Stock pursuant to any employee stock incentive plan existing on the date hereof.

(j)   The Company will apply the proceeds from the sale of the Securities as set forth in the description under "Use of Proceeds" in the Prospectus, which description complies in all respects with the requirements of Item 504 of Regulation S-K.

(k)   The Company will promptly provide you with copies of all correspondence to and from, and all documents issued to and by, the SEC in connection with the registration of the Securities under the 1933 Act or relating to any documents incorporated by reference into the Registration Statement or the Prospectus which the Company files with the SEC at any time until the expiration of one year from the date of the Prospectus.

(l)   Prior to the Closing Date, the Company will furnish to you, as soon as they have been prepared, copies of any unaudited interim consolidated financial statements of the Company and its subsidiaries for any periods subsequent to the periods covered by the financial statements appearing in the Registration Statement and the Prospectus or incorporated therein by reference.

(m)   Except as required by law, prior to the Closing Date, the Company will issue no press release or other communication, directly or indirectly, and will hold no press conferences with respect to the Company or any of its subsidiaries, the financial condition, results of operations, business, properties, assets or liabilities of the Company or any of its subsidiaries, or the offering of the Securities, without your prior written consent. In the event that any such disclosure is required by law, the Company will promptly notify you of such required disclosure prior to issuing any press release or other communication or holding any press conference, and, to the extent reasonably practicable, the Company will permit you to comment on any press release or other communication.

(n)   The Company will use its reasonable best efforts to obtain approval for, and maintain the quotation of the Shares and the Investor Warrant Shares on The Nasdaq SmallCap Market.

(o)   The Company and its subsidiaries will maintain and keep accurate books and records reflecting their assets and maintain internal accounting controls which provide reasonable assurance that (i) transactions are executed in accordance with management's authorization, (ii) transactions are recorded as necessary to permit the preparation of the Company's consolidated financial statements and to maintain accountability for the assets of the Company and its subsidiaries, (iii) access to the assets of the Company and its subsidiaries is permitted only in accordance with management's authorization, and (iv) the recorded accounts of the assets of the Company and its subsidiaries are compared with existing assets at reasonable intervals.

(p)   If the Company elects to rely on Rule 462(b) under the 1933 Act, the Company shall both file an Abbreviated Registration Statement with the SEC in compliance with Rule 462(b) and pay the applicable fees in accordance with Rule 111 of the 1933 Act by the earlier of (i) 9:00 p.m., St. Louis time, on the date of this Agreement, and (ii) the time that confirmations are given or sent, as specified by Rule 462(b)(2).

(q)   The Company will execute and deliver any stock purchase agreement reasonably requested by any Investor.

5.   **Conditions of Closing**. The Closing shall be subject to the accuracy, as of the date hereof and as of the Closing Date, of the representations and warranties of the Company contained herein, to the performance by the Company of its covenants and obligations hereunder, and to the following additional conditions, and the Company shall not issue or sell the Shares or

the Investor Warrants unless and until all of the conditions of this **Section 5** shall have been satisfied or waived by the Placement Agents:

(a)   The Registration Statement and all post-effective amendments thereto shall have become effective not later than 1:00 p.m., New York time, on the date hereof, or, with your consent, at a later date and time, not later than 1:00 p.m., New York time, on the first business day following the date hereof, or at such later date and time as may be approved by the Placement Agents; if the Company has elected to rely on Rule 462(b) under the 1933 Act, the Abbreviated Registration Statement shall have become effective not later than the earlier of (x) 10:00 p.m. New York time, on the date hereof, or (y) at such later date and time as may be approved by the Placement Agents. All filings required by Rule 424 and Rule 430A of the 1933 Act Rules and Regulations shall have been made. No stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company or the Placement Agents, threatened or contemplated by the SEC, and any request of the SEC for additional information (to be included in the Registration Statement or the Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of the Placement Agents.

(b)   The Placement Agents shall not have advised the Company on or prior to the Closing Date, that the Registration Statement or Prospectus or any amendment or supplement thereto contains an untrue statement of fact which, in the opinion of counsel to the Placement Agents, is material, or omits to state a fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)   On the Closing Date, you shall have received the opinion of Gray Cary Ware & Friedenrich, LLP, counsel for the Company, addressed to you and dated the Closing Date, to the effect that, subject to the qualifications and limitations set forth in such opinion:

(i)   The Company is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under, or as contemplated under, this Agreement.

(ii)   The Company has an authorized capitalization as set forth in the Prospectus under the caption "Description of Capital Stock."

(iii)   Each of the subsidiaries of the Company is a validly existing as a corporation in good standing under the laws of the jurisdiction of its formation, and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus. All of the issued and outstanding capital stock of each such subsidiary has been duly authorized and is validly issued, fully paid and non-assessable and, to our knowledge, is owned by the Company free and clear of any adverse claim.

(iv)   The Securities have been duly authorized by valid corporate action and are free from preemptive rights under the Company's charter or by-laws, the federal laws of the United States of America and the Delaware General Corporation Law. When so issued and delivered in accordance with the terms of this Agreement, such shares will be validly issued, fully paid and nonassessable and conform in all material respects to the description thereof contained in the Prospectus under the caption "Description of Capital Stock."

(v)   To such counsel's knowledge and other than as set forth in the Prospectus, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject, before or brought by any court or governmental agency or body, which such counsel believes would reasonably be expected to have a Material Adverse Effect or materially and adversely affect the Company's ability to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement.

(vi)   This Agreement has been duly authorized, executed and delivered by the Company.

(vii)   To such counsel's knowledge and except as described in the Prospectus, the issuance and sale of the Securities, the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions therein contemplated, do not conflict with, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any of its subsidiaries under, or constitute a breach of or default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument filed as an exhibit to the Registration Statement or to any document incorporated by reference therein, except to such extent as, individually or in the aggregate, would not have a Material Adverse Effect, nor will such action result in any violation of the provisions of the Certificate of Incorporation or Bylaws of the Company, or of any applicable United States Federal or California law, statute, rule, regulation, judgment, order, writ or decree, known to such counsel to be generally applicable to the Company in such transactions, of any United States Federal or California government, government instrumentality or court having jurisdiction over the Company or any of its properties, assets or operations.

(viii)   To such counsel's knowledge, except as described in the Prospectus, there are no outstanding subscriptions, rights, warrants, options, calls, convertible securities, commitments of sale or rights related to or entitling any person to purchase or otherwise acquire any shares of, or any security convertible into or exercisable or exchangeable for, the capital stock of, or other ownership interest in, the Company.

(ix)   No filing with, or authentication, approval, consent, license, order, registration, qualification, or decree of, any United States Federal, California or, under the General Corporation Law of Delaware, Delaware Court or governmental authority or agency, is required by the Company for the performance by the Company of the transactions contemplated by this Agreement, except such consents, approvals, authorizations, registrations, qualifications, filings, authentications, licenses, orders or decrees as may be required under state securities laws in connection with the purchase and distribution of the Securities by the Placement Agents, as to which we express no opinion.

(x)   The statements set forth in the Prospectus under the captions "Description of Capital Stock" and "Description of Warrant," to the extent that they constitute summaries of documents referred to therein or matters of law or legal conclusions, have been reviewed by such counsel and are, in all material respects, accurate summaries and fairly present, in all material respects, the information disclosed therein.

(xi)   The Company is not required to register as an "investment company," as such term is defined in the Investment Company Act of 1940, as amended.

(xii)   The Registration Statement has become effective under the 1933 Act and, to the best of such counsel's knowledge, no stop order proceedings with respect thereto are pending or threatened under the Act and any required filing of the Prospectus and any supplement thereto pursuant to Rule 424 under the Act has been made in the manner and within the time period required by such Rule 424;

(xiii)   The documents incorporated by reference in the Prospectus, which documents were filed by the Company with the Commission prior to the date hereof (other than the financial statements, related schedules and other financial information derived from accounting records, either included therein or omitted therefrom, as to which we express no opinion), complied, when they were filed with the Commission, as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

(xiv)   The Registration Statement on the date it became effective, and the Prospectus on its date and on the date hereof (excluding, in both the case of the Registration Statement and the Prospectus, the documents incorporated by reference therein and the financial statements and related notes, related schedules and other financial information derived from accounting records, either included therein or omitted therefrom, as to which we express no opinion), complied as to form in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder.

Such counsel shall confirm that during the preparation of the Registration Statement and Prospectus, such counsel participated in conferences with officers and representatives of the Company and its independent accountant, at which the Registration Statement, the Prospectus and related matters were discussed and, although such counsel is not passing upon, and does not assume any responsibility for, the accuracy, completeness or fairness of the Prospectus or the Registration Statement or the statements contained therein, and has made no independent check or verification thereof, on the basis of the foregoing, no facts have come to such counsel's attention that have caused such counsel to believe that (i) as of its effective date and as of the date hereof, the Registration Statement or any amendment thereto (other than the financial statements and related schedules and the financial and statistical data derived from such financial statements or schedules, as to which we express no belief), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) as of its issue date or as of the date hereof, the Prospectus or any amendment or supplement thereto (other than the financial statements and related schedules and the financial and statistical data derived from such financial statements or schedules, as to which we express no belief), contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)   You shall have received on the Closing Date, from Bingham McCutchen LLP, counsel to the Placement Agents, such opinion or opinions, dated the Closing Date, with respect to such matters as you may reasonably require; and the Company shall have furnished to such counsel such documents as they reasonably request for the purposes of enabling them to review or pass on the matters referred to in this **Section 5** and in order to evidence the accuracy, completeness and satisfaction of the representations, warranties and conditions herein contained.

(e)   You shall have received at or prior to the Closing Date from Bingham McCutchen LLP a memorandum or memoranda, in form and substance satisfactory to you, with respect to the qualification for offering and sale by the Company of the Securities under state securities or Blue Sky laws of such jurisdictions as the Placement Agents may have designated to the Company.

(f)   PricewaterhouseCoopers LLP shall have furnished to you a letter, dated the date of delivery thereof, in form and substance satisfactory to you and PricewaterhouseCoopers LLP, to the effect that:

(i) They are an independent registered public accounting firm with respect to the Company within the meaning of the 1933 Act and the applicable rules and regulations thereunder adopted by the SEC;

(ii) In their opinion, the consolidated financial statements of the Company and its subsidiaries audited by them and included in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the related rules and regulations adopted by the SEC;

19

(iii) On the basis of procedures (but not an audit in accordance with generally accepted auditing standards) consisting of:

> a) Reading the minutes of meetings of the stockholders and the Board of Directors of the Company and its consolidated subsidiaries since March 31, 2004 as set forth in the minute books through a specified date not more than five business days prior to the date of delivery of such letter;
>
> b) Making inquiries of certain officials of the Company who have responsibility for financial and accounting matters regarding the specific items for which representations are requested below;

nothing has come to their attention as a result of the foregoing procedures that caused them to believe that:

> > (1) the unaudited condensed interim financial statements, included in the Registration Statement, do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the related rules and regulations adopted by the SEC;
> >
> > (2) any material modifications should be made to the unaudited condensed interim financial statements, included in the Registration Statement, for them to be in conformity with generally accepted accounting principles.

(g)   Except as contemplated in the Prospectus, (i) neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; and (ii) subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, neither the Company nor any of its subsidiaries shall have incurred any liability or obligation, direct or contingent, or entered into any transactions, and there shall not have been any change in the capital stock (other than due to employee stock incentive plans) or short-term or long-term debt of the Company and its subsidiaries or any change, or any development involving or which might reasonably be expected to involve a prospective change in the condition (financial or other), net worth, business, affairs, management, prospects, results of operations or cash flow of the Company or its subsidiaries, the effect of which, in any such case described in clause (i) or (ii), is in your judgment so material or adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares and Investor Warrants being delivered on such Closing Date on the terms and in the manner contemplated in the Prospectus.

(h)   There shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or The Nasdaq

National Market or the establishing on such exchanges or market by the SEC or by such exchanges or markets of minimum or maximum prices which are not in force and effect on the date hereof; (ii) a suspension or material limitation in trading in the Company's securities on The Nasdaq SmallCap Market or the establishing on such market by the SEC or by such market of minimum or maximum prices which are not in force and effect on the date hereof; (iii) a general moratorium on commercial banking activities declared by either federal or any state authorities; (iv) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war, which in your judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities in the manner contemplated in the Prospectus; or (v) any calamity or crisis, change in national, international or world affairs, act of God, change in the international or domestic markets, or change in the existing financial, political or economic conditions in the United States or elsewhere, which in your judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Securities in the manner contemplated in the Prospectus.

(i)   You shall have received certificates, dated the Closing Date and signed by the President and the Chief Financial Officer of the Company, in their capacities as such, stating that:

(i)   the condition set forth in **Section 5(a)** has been fully satisfied;

(ii)   they have carefully examined the Registration Statement and the Prospectus as amended or supplemented and all documents incorporated by reference therein and nothing has come to their attention that would lead them to believe that either the Registration Statement or the Prospectus, or any amendment or supplement thereto or any documents incorporated by reference therein as of their respective effective, issue or filing dates, contained, and the Prospectus as amended or supplemented and all documents incorporated by reference therein and when read together with the documents incorporated by reference therein, at such Closing Date, contains any untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iii)   since the Effective Date, there has occurred no event required to be set forth in an amendment or supplement to the Registration Statement or the Prospectus which has not been so set forth and there has been no document required to be filed under the 1934 Act and the 1934 Act Rules and Regulations that upon such filing would be deemed to be incorporated by reference into the Prospectus that has not been so filed;

(iv)   all representations and warranties made herein by the Company are true and correct at such Closing Date, with the same effect as if made on and as of such Closing Date, and all agreements herein to be performed or complied with by the

Company on or prior to such Closing Date have been duly performed and complied with by the Company;

(v)   neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; and

(vi)   except as disclosed in the Prospectus, subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations, direct or contingent, other than in the ordinary course of business, or entered into any transactions not in the ordinary course of business, which in either case are material to the Company or such subsidiary; and there has not been any change in the capital stock or material increase in the short-term debt or long-term debt of the Company or any of its subsidiaries or any material adverse change or any development involving or which may reasonably be expected to involve a prospective material adverse change, in the condition (financial or other), net worth, business, affairs, management, prospects, results of operations or cash flow of the Company and its subsidiaries taken as a whole; and there has been no dividend or distribution of any kind, paid or made by the Company on any class of its capital stock; and

(vii)   covering such other matters as you may reasonably request.

(j)   The Company shall have furnished to you at the Closing Date such further information, opinions, certificates, letters and documents as you may have reasonably requested.

(k)   The Shares and the Investor Warrant Shares shall have been approved for trading upon official notice of issuance on The Nasdaq SmallCap Market.

All such opinions, certificates, letters and documents will be in compliance with the provisions hereof only if they are satisfactory in form and substance to you and to Bingham McCutchen LLP, counsel for the Placement Agents. The Company will furnish you with such signed and conformed copies of such opinions, certificates, letters and documents as you may request.

If any of the conditions specified above in this **Section 5** shall not have been satisfied at or prior to the Closing Date or waived by you in writing, this Agreement may be terminated by you on notice to the Company, whereupon the Company shall not issue or sell the Shares or Investor Warrants.

6.   **Indemnification and Contribution**.

(a)   The Company will indemnify and hold harmless the Placement Agents from and against any losses, damages or liabilities, joint or several, to which the Placement Agents may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such losses, damages or liabilities (or actions or claims in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Registration Statement, the Prospectus or any other prospectus relating to the Securities, or any amendment or supplement thereto, or in any blue sky application or other document executed by the Company or based on any information furnished in writing by the Company, filed in any state or other jurisdiction in order to qualify any or all of the Securities under the securities laws thereof (the "Blue Sky Application"), or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Placement Agents for any legal or other expenses incurred by the Placement Agents in connection with investigating, preparing, pursuing or defending against or appearing as a third party witness in connection with any such loss, damage, liability or action or claim, including, without limitation, any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and expenses of counsel to the indemnified party, as such expenses are incurred (including such losses, damages, liabilities or expenses to the extent of the aggregate amount paid in settlement of any such action or claim, provided that (subject to **Section 6(c)** hereof) any such settlement is effected with the written consent of the Company); *provided, however,* that the Company shall not be liable in any such case to the extent, but only to the extent, that any such loss, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Prospectus relating to the Securities in reliance upon and in conformity with written information relating to the Placement Agents furnished to the Company by the Placement Agents expressly for use in the preparation thereof (as provided in **Section 12** hereof).

(b)   The Placement Agents will indemnify and hold harmless the Company from and against any losses, damages or liabilities to which the Company may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such losses, damages or liabilities (or actions or claims in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Prospectus relating to the Securities, or arise out of are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Prospectus relating to the Securities in reliance upon and in conformity with written information relating to the Placement Agents furnished to the Company by the Placement Agents expressly for use in the preparation thereof (as provided in **Section 12** hereof), and will reimburse the Company for any legal or other expenses incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred (including such losses, damages, liabilities or expenses to the extent of the aggregate amount paid in settlement of any such action or claim, provided that (subject to **Section 6(c)** hereof) any such settlement is effected with the written consent of the Placement Agents).

(c)   Promptly after receipt by an indemnified party under **Section 6(a)** or **6(b)** hereof of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under **Section 6(a)** or **6(b)** hereof, notify each such indemnifying party in writing of the commencement thereof, but the failure so to notify such indemnifying party shall not relieve such indemnifying party from any liability except to the extent that it has been prejudiced in any material respect by such failure or from any liability that it may have to any such indemnified party otherwise than under **Section 6(a)** or **6(b)** hereof. In case any such action shall be brought against any such indemnified party and it shall notify each indemnifying party of the commencement thereof, each such indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party under **Section 6(a)** or **6(b)** hereof similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of such indemnified party, be counsel to such indemnifying party), and, after notice from such indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party under **Section 6(a)** or **6(b)** hereof for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. The indemnified party shall have the right to employ its own counsel in any such action, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of counsel by such indemnified party at the expense of the indemnifying party has been authorized by the indemnifying party, (ii) the indemnified party shall have been advised by such counsel that there may be a conflict of interest between the indemnifying party and the indemnified party in the conduct of the defense, or certain aspects of the defense, of such action (in which case the indemnifying party shall not have the right to direct the defense of such action with respect to those matters or aspects of the defense on which a conflict exists or may exist on behalf of the indemnified party) or (iii) the indemnifying party shall not in fact have timely employed counsel reasonably satisfactory to such indemnified party to assume the defense of such action, in any of which events such fees and expenses to the extent applicable shall be borne, and shall be paid as incurred, by the indemnifying party. If at any time such indemnified party shall have requested such indemnifying party under **Section 6(a)** or **6(b)** hereof to reimburse such indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by **Section 6(a)** or **6(b)** hereof effected without its written consent if (A) such settlement is entered into more than 45 days after receipt by such indemnifying party of such request for reimbursement, (B) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (C) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request for reimbursement prior to the date of such settlement. No such indemnifying party shall, without the written consent of such indemnified party, effect the

24

settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not such indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (1) includes an unconditional release of such indemnified party from all liability arising out of such action or claim and (2) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any such indemnified party. In no event shall such indemnifying parties be liable for the fees and expenses of more than one counsel, including any local counsel, for all such indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

(d)   If the indemnification provided for in this **Section 6** is by its terms due and owing but is unavailable or insufficient to indemnify or hold harmless an indemnified party under **Section 6(a)** or **6(b)** hereof in respect of any losses, damages or liabilities (or actions or claims in respect thereof) referred to therein, then each indemnifying party under **Section 6(a)** or **6(b)** hereof shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages or liabilities (or actions or claims in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Placement Agents, on the other hand, from the offering of the Securities. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under **Section 6(c)** hereof and such indemnifying party was prejudiced in a material respect by such failure, then each such indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault, as applicable, of the Company, on the one hand, and the Placement Agents, on the other hand, in connection with the statements or omissions that resulted in such losses, damages or liabilities (or actions or claims in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by, as applicable, the Company, on the one hand, and the Placement Agents, on the other hand, shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Company bear to the portion of the total Placement Fee received by each Placement Agents. The relative fault, as applicable, of the Company, on the one hand, and the Placement Agents, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Placement Agents, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Placement Agents agree that it would not be just and equitable if contribution pursuant to this **Section 6(d)** were determined by *pro rata* allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this **Section 6(d)**. The amount paid or payable by such an indemnified party as a result of the losses, damages or liabilities (or actions or claims in respect thereof) referred to above in this **Section 6(d)** shall be deemed to include any legal or other expenses incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this **Section 6(d)**, the Placement Agents shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities were sold to the Investors exceeds the amount of any damages that the Placement Agents has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)   The obligations of the Company under this **Section 6** shall be in addition to any liability that the Company may otherwise have and shall extend, upon the same terms and conditions, to each officer, director, employee, agent or other representative and to each person, if any, who controls the Placement Agents within the meaning of the 1933 Act; and the obligations of the Placement Agents under this **Section 6** shall be in addition to any liability that the Placement Agents may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company who signed the Registration Statement and to each person, if any, who controls the Company within the meaning of the 1933 Act

(f)   The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof, including, without limitation, the provisions of this **Section 6**, and are fully informed regarding such provisions. They further acknowledge that the provisions of this **Section 6** fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement, any Preliminary Prospectus, the Prospectus, and any supplement or amendment thereof, as required by the 1933 Act.

7.   **Representations and Agreements to Survive Delivery**. The respective representations, warranties, agreements and statements of the Company and the Placement Agents, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain operative and in full force and effect regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Placement Agents or any controlling person of the Placement Agents, the Company or any of its officers, directors or any controlling persons, and shall survive the Closing for a period of two years therefrom.

8.   **Engagement Terms.** Additional rights and obligations of the Company and the Representatives are contained in the Engagement Letter, which remains in full force and effect. This Agreement and the Engagement Letter shall be construed to be consistent with one another and effect shall be given to the provisions of each such contract to the fullest extent possible; provided that the **<u>Indemnification and Contribution</u>** provisions of **Section 6** shall apply with respect to claims of the type specified in **Section 6(a)**, instead of the provisions of the Indemnification Letter Agreement between the Company and the Representative dated as of April 16, 2004. The Indemnification Letter Agreement shall apply to all other types of "Losses" defined therein, however.

9. **Effective Date and Termination**.

(a)   This Agreement may be terminated (i) by you at any time at or prior to the Closing Date if any condition specified in **Section 5** hereof shall not have been satisfied on or prior to the Closing Date or (ii) by either party if the Closing has not occurred on or before October 30, 2004; provided, however, that the provisions of this **Section 9** and of **Section 6**, **Section 8** and **Section 10** hereof shall at all times be effective. Any such termination shall be without liability of any party to any other party except as provided in **Section 6**, **Section 8** or **Section 10** hereof.

(b)   If either party terminates this Agreement as provided in **Section 9(a)**, such party shall so notify the other party by telephone, facsimile or telegram, confirmed by letter.

10.   **Costs and Expenses**.   The Company, whether or not the transactions contemplated hereby are consummated or this Agreement is terminated, will bear and pay the costs and expenses incident to the registration of the Securities and public offering thereof, including, without limitation, (a) all expenses (including stock transfer taxes) incurred in connection with the delivery to the several Investors of the Securities, the filing fees of the SEC, the fees and expenses of the Company's counsel and accountants and the fees and expenses of counsel for the Placement Agents, (b) the preparation, printing, filing, delivery and shipping of the Registration Statement, each Preliminary Prospectus, the Prospectus and any amendments or supplements thereto and the printing, delivery and shipping of this Agreement and other offering documents, including the Blue Sky Memoranda, and any instruments or documents related to any of the foregoing, (c) the furnishing of copies of such documents to the Placement Agents, (d) the registration or qualification of the Securities for offering and sale under the securities laws of the various states and other jurisdictions, (e) the filing fees of the NASD (if any) and fees and disbursements of counsel to the Placement Agents relating to any review of the offering by the NASD, (f) all printing and engraving costs related to preparation of the certificates for the Securities, including transfer agent and registrar fees, (g) all fees and expenses relating to the authorization of the Shares and the Investor Warrant Shares for trading on The Nasdaq SmallCap Market, (h) all travel expenses, including air fare and accommodation expenses, of representatives of the Company in connection with the offering of the Securities, and (i) all of the other costs and expenses incident to the performance by the Company of the registration and offering of the Securities; that the Placement Agents will bear and pay any advertising costs and expenses incurred by the Placement Agents incident to the public offering of the Securities. The Company agrees to reimburse the Representative, upon request made from time to time for reasonable out-of-pocket reimbursable fees and expenses of legal counsel and other advisors which reimbursable fees and expenses shall not exceed $75,000 in the aggregate without the advance written approval of the Company. The Company shall reimburse the Placement Agents within 30 days of receiving an invoice (and such other supporting documentation as may be reasonably requested by the Company) from the Placement Agents for such costs and expenses, provided that any such invoice submitted to the Company at least one business day prior to the Closing Date shall be paid by the Company at the Closing.

11.   **Notices**. All notices or communications hereunder, except as herein otherwise specifically provided, shall be in writing and, if sent to the Placement Agents, shall be mailed, delivered, sent by facsimile transmission, or telegraphed and confirmed, to A.G. Edwards & Sons, Inc. at One North Jefferson Avenue, St. Louis, Missouri 63103, Attention: Director, Corporate Finance, facsimile number (314) 955-6996, with a copy to Albert F. Bender, III; or if sent to the Company shall be mailed, delivered, sent by facsimile transmission, or telegraphed and confirmed to the Company at 8x8, Inc., 2445 Mission College Boulevard, Santa Clara, California 95054, facsimile number (408) 980-0432.

12.   **Information Furnished by Placement Agents.** The Company acknowledges and agrees that the statements set forth under the caption "Plan of Distribution" in the Prospectus Supplement constitute the only information furnished by or on behalf of the Placement Agents for use in the preparation of the Prospectus as referred to in **Section 3(a)(ii)** and **Section 6** hereof.

13.   **Parties**. This Agreement shall inure to the benefit of and be binding upon the Placement Agents, the Company and, to the extent provided in **Sections 6** and **7**, the officers and directors of the Company and each person who controls the Company or the Placement Agents and their respective heirs, executors, administrators, successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, corporation or other entity any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained; this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and assigns and said controlling persons and said officers and directors, and for the benefit of no other person, corporation or other entity.

14.   **Counterparts**. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

15.   **Pronouns**. Whenever a pronoun of any gender or number is used herein, it shall, where appropriate, be deemed to include any other gender and number.

16.   **Time of Essence.** Time shall be of the essence of this Agreement.

17.   **Applicable Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware, without giving effect to the choice of law or conflict of laws principles thereof.

[remainder of page intentionally left blank]

If the foregoing is in accordance with your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Placement Agents.

8 X 8, INC.

By: _____

Title: _____

Accepted and Agreed:

A.G. EDWARDS & SONS, INC.

By: _____

Title: _____

GRIFFIN SECURITIES, INC.

By: _____

Title: _____

SCHEDULE I

FORM OF WARRANT

SCHEDULE II

FORM OF REGISTRATION RIGHTS AGREEMENT